Exhibit 17.2

Manzo Mario

Corso Re Umberto 23

10128 Torino

mmanzo59@pec.libero.it

Mobile: +393351319373

Date: June 26th, 2026

To:	The Board of Directors

Ulixe Corp, 199 Eat Peral Avenue, suite 103, Post office BOX 4430, Jackson Wyoming 83001

Via Email with Read Receipt & Certified Mail

Subject: Response pursuant to Item 5.02(a)(3) of Form 8-K - Current Report dated June 18, 2026

Dear Sir/Madam,

With reference to the Current Report on Form 8-K filed by Ulixe Corp on June 18, 2026, Item 5.02, regarding my resignation as a member of the Board of Directors effective immediately on June 13, 2026, I hereby state the following:

1.	I confirm that my resignation was submitted “for cause” and that the reasons set forth in my resignation letter included: (i) the Company’s delinquent SEC reporting status; (ii) the absence of Directors & Officers liability insurance; (iii) the lack of a separate indemnification agreement; and (iv) limited availability of certain financial and management information.

2.	I disagree with the Company’s statement that it “properly responded to any information requests” and that “directors have received periodic updates”. Specifically, as of the date of my resignation, I had not received evidence, draft copies, or supporting documentation of the 2025 financial statements prepared under Italian GAAP for the Company’s Italian subsidiaries, nor the documentation necessary to assess the Company’s financial condition and the status of the US GAAP conversion. Such lack of timely access to material financial information impaired my ability to fulfil my fiduciary duties as a director.

3.	I acknowledge the appointment of Mr. Franco Cappelli as Chairman of the Board following my resignation , and I congratulate Franco for the appointment which is in the best interest of the company.

This letter is provided pursuant to Item 5.02(a)(3) of Form 8-K and I request that it be filed as an Exhibit to an amendment to the above-referenced Current Report.

Sincerely,

Mario Manzo